

Chris Rumper · 3rd

Co-Founder & Chief Executive Officer at Pocket Properties App

Richmond, Virginia, United States · Contact info

422 connections

Pocket Properties App

Richard Bland College of William & Mary

Experience

Co Founder & Chief Executive Officer
Pocket Properties App · Full-time
Jan 2021 – Present · 9 mos
Richmond, Virginia, United States

Co-Founder & President
Throne Capital Group · Self-employed
Jul 2020 – Present · 1 yr 3 mos
Richmond, Virginia, United States

Territory Manager
Accelion · Full-time
Feb 2019 – Jul 2020 · 1 yr 6 mos
Richmond, Virginia Area

Co-Founder & Creative Director
Throne Art Group · Self-employed
Oct 2017 – May 2019 · 1 yr 8 mos
Richmond, Virginia Area

Logistics Account Executive
Total Quality Logistics · Full-time
Aug 2018 – Feb 2019 · 7 mos
Richmond, Virginia, United States

Show 3 more experiences

Education

Richard Bland College of William & Mary
Visual Arts
2013 – 2015
Activities and Societies: President of Student Government (2014 – 2015) | Vice President of Student Government (2013-2014)